Dissent of our Shareholders against the Small-Scale Share Swap

On September 27, 2005, Shinhan Financial Group (the “Group”) announced that the Group was going to acquire 100% of Shinhan Life Insurance by mid-December 2005 through a small-scale share swap pursuant to a resolution of the board of directors (the “BOD”). We also notified our shareholders of their dissenting rights, and subsequently, received the dissenting shareholders’ opinion during the dissent period. Under the Commercial Act of Korea, the BOD resolution on the small-scale share swap becomes invalid if 20% or more of outstanding shareholders are against the decision.

The number of dissenting shares was 6,209,259 or 1.49%, of our total outstanding shares (416,623,575).

Since the dissent ratio is lower than 20%, our BOD resolution on the small-scale share swap remains valid.